Exhibit 99.1

Concord Medical Reports Fourth Quarter and Full Year 2013 Financial Results

BEIJING, March 31, 2014 /PRNewswire/ — Concord Medical Services Holdings Limited (“Concord Medical” or the “Company”) (NYSE: CCM), a leading hospital management company and operator of the largest network of radiotherapy and diagnostic imaging centers in China, today announced its unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2013[1].

Fourth Quarter Highlights

•	Total net revenues increased by 32.7% in the fourth quarter of 2013 to RMB282.6 million ($46.7 million), compared to RMB213.0 million ($34.2 million) in the fourth quarter of 2012.

•	Net revenues from the network business were RMB168.7 million ($27.9 million), a 57.0% increase from the fourth quarter of 2012. Net revenues from Chang’an Hospital were RMB113.9 million ($18.8 million), a 7.9% increase from the fourth quarter of 2012.

•	Non-GAAP net income in the fourth quarter of 2013 was RMB17.1 million ($2.8 million), a 54.2% decrease from the fourth quarter of 2012.

•	Both non-GAAP basic and diluted earnings per American depositary share (“ADS”)[3] in the fourth quarter of 2013 were RMB0.37 ($0.06).

•	Net income attributable to ordinary shareholders for the fourth quarter of 2013 was RMB13.1 million ($2.2 million), compared to RMB31.8 million ($5.1 million) for the fourth quarter of 2012. Both basic and diluted earnings per ADS for the fourth quarter of 2013 were RMB0.29 ($0.05).

•	Concord Medical opened two centers and closed two centers in the fourth quarter of 2013, bringing the total number of centers in operation to 144 across 55 cities in China, as of December 31, 2013.

•	The numbers of treatment and diagnostic patient cases were 8,128 and 82,249 in the fourth quarter of 2013, respectively, representing a 23.3% decrease and 20.5% increase from the fourth quarter of 2012.

Full Year 2013 Highlights

•	Total net revenues for the full year 2013 were RMB974.6 million ($161.0 million), a 47.1% increase from 2012.

•	Gross profit for the full year 2013 was RMB387.6 million ($64.0 million), a 19.2% increase from 2012.

•	Non-GAAP net income for the full year 2013 was RMB104.0 million ($17.2 million), an 29.2% decrease from 2012.

•	Both non-GAAP basic and diluted earnings per ADS for the full year 2013 were RMB2.19 ($0.36).

•	Net income attributable to ordinary shareholders for the full year 2013 was RMB88.4 million ($14.6 million) compared to RMB130.8 million for the full year 2012. Both basic and diluted earnings per ADS for the full year 2013 were RMB1.96 ($0.32).

•	The number of treatment and diagnostic patient cases was 33,376 and 317,531 for the full year 2013; representing a 12.0% decrease and 32.6% increase from 2012, respectively.

Notes:

[1]	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.0537 to US$1.00, the effective noon buying rate as of December 31, 2013 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.
[2]	Non-GAAP net income is defined in this announcement as net income excluding share-based compensation and other one-time expenses. Share-based compensation was RMB2.1 million ($0.3 million) in the fourth quarter of 2013 and RMB8.8 million ($1.5 million) for the full year 2013.
[3]	Each ADS represents three ordinary shares of the Company.

“In 2013, we have achieved steady growth in our network business, which now covers 55 cities in China. The total revenue from the network business reached RMB 557.1 million, an increase of 17.4% compared to 2012.” Said Dr. Jianyu Yang, Chairman and Chief Executive Officer of Concord Medical. “We are very glad to see that our network business is demonstrating accelerating growth, benefiting from the overall increase in healthcare spending in China as well as our internal measures to improve the overall performance of our network business adapted since 2012.

“Chang’an Hospital is further strengthening its position as a leading general hospital in northwestern region of China. The wider coverage of government medical insurance policy leads to steady patient traffic in Chang’an Hospital.

“During the past year, we have strengthened our cooperation and strategic partnership with many international leading medical institutions, including MDACC, the famous cancer hospital in the US. We have established regular business and academic exchange and communication programs with MDACC. Concord Medical will leverage the international partnership to bring the most advanced medical expertise and management experience to the Chinese market.

“Our strategic goal is to transform CCM into a leading hospital group, with both premium cancer hospitals in major cities and secondary cancer hospital and free-standing radiotherapy centers around the nation. In 2014, we will commence construction on our first premium cancer specialty hospital, the Guangzhou Concord Cancer Hospital. We believe that based on our rich experience in the radiotherapy industry, devoted management team as well as the most favorable government policy regarding private investment in the healthcare sector, we will achieve our strategic goals and provide international-standard cancer treatment to patients in China.”

2013 Fourth Quarter Financial Results

Total net revenues were RMB282.6 million ($46.7 million)(a), a 32.7% increase from the fourth quarter of 2012.

Cost of revenue was RMB159.5 million ($26.4 million), as compared to RMB128.7 million for the fourth quarter of 2012. The increase is mainly related to increased revenue during the quarter. Total Cost of revenue is composed of:

•	Cost of revenue of the Network Business of RMB57.8 million ($9.5 million), compared to RMB38.5 million ($6.2 million) in the fourth quarter of 2012;

•	Cost of revenue of the Hospital business of RMB101.7 million ($16.8 million), compared to RMB90.2 million ($14.5 million) in the fourth quarter of 2012.

Gross profit was RMB123.1 million ($20.3 million), representing a 46.0% increase from the fourth quarter of 2012. The gross profit margin for the fourth quarter of 2013 was 43.6%, compared to 39.6% for the fourth quarter of 2012. Gross profit for the fourth quarter of 2013 consisted of:

•	gross profit from the network business in the amount of RMB110.9 million ($18.3 million), representing a gross profit margin of 65.7%; and

•	gross profit from the hospital business in the amount of RMB12.2 million ($2.0 million), representing a gross profit margin of 10.7%.

Operating expenses were RMB72.7 million ($12.0 million) for the fourth quarter of 2013.

Operating income was RMB50.5 million ($8.3 million) for the fourth quarter of 2013, compared to RMB57.4 million.

Income tax expense was RMB34.4 million ($5.7 million) for the fourth quarter of 2013, compared to RMB23.6 million. The effective tax rate for the fourth quarter of 2013 was 71.9%, partially due to RMB14.6 million in withholding income tax expenses related to special dividend declared on January 7th.

Net income attributable to ordinary shareholders was RMB13.1 million ($2.2 million) for the fourth quarter of 2013, compared to RMB31.8 million ($5.1 million) in the fourth quarter of 2012. The net profit margin in the fourth quarter of 2013 was 4.6%, compared to 14.9% in the fourth quarter of 2012. The decrease was mainly due to higher operating expenses and income tax expenses during the fourth quarter.

Basic and diluted earnings per American depositary share (“ADS”) for the fourth quarter of 2013 were both RMB0.29 ($0.05). Each ADS represents three ordinary shares.

Adjusted EBITDA(c) (non-GAAP) was RMB106.2 million ($17.5 million) for the fourth quarter of 2013, representing a 2.5% decrease from the fourth quarter of 2012.

As of December 31, 2013, the Company had RMB283.0 million ($46.8 million) in cash and RMB422.1 million ($69.7 million) in current portion of restricted cash.

Fourth quarter 2013 results by segment

Total net revenues consist of net revenues generated from the network business and hospital business.

Network business

The Company added two centers and closed two centers due to contract expiration in the fourth quarter of 2013, bringing the total number of centers in operation to 144 in 55 cities in China as of December 31, 2013. As of the same date, the Company had entered into agreements to establish seven additional centers.

Net revenues from the network business were RMB168.7 million ($27.9 million) for the fourth quarter of 2013, which consisted primarily of (i) net revenues from lease and management services of RMB151.9 million ($25.1 million), representing an 60.2% increase from the fourth quarter of 2012; (ii) net revenues from management services of RMB16.1 million, representing an 467.9% increase from the fourth quarter of 2012; and (iii) net revenues from others services of RMB0.8 million, representing an 92.0% decrease from the fourth quarter of 2012.

Gross profit margin of the network business was 65.7% for the fourth quarter of 2013, as compared to 64.2% for the fourth quarter of 2012.

Capital expenditure of the network business was RMB23.1 million ($3.8 million) for the fourth quarter of 2013.

Accounts receivable from the network business was RMB266.0 million ($43.9 million) as of December 31, 2013, as compared to RMB168.3 million as of December 31, 2012, mainly due to higher revenues during the fourth quarter of 2013. The average period of sales outstanding for accounts receivable (also known as Days Sales Outstanding) was 130 days for the fourth quarter of 2013, as compared to 154 days for the third quarter of 2013, reflecting improved collection by the company during the quarter.

During the fourth quarter of 2013, the Company handled 8,128 patient treatment cases, representing 23.3% decreases from the fourth quarter of 2012 mainly due to closed centers during the quarter, and 82,249 patient diagnostic cases, representing 16.6% increases from the fourth quarter of 2012.

Hospital business

Net revenues from the hospital business were RMB113.9 million ($18.8 million) for the fourth quarter of 2013. Total medical revenues were RMB62.2 million ($10.3 million), which consisted of:

•	outpatient revenues of RMB28.3 million ($4.7 million), representing 27.8% of the medical revenues from the hospital business;

•	inpatient revenues of RMB31.2 million ($5.2 million), representing 30.7% of the medical revenues from the hospital business; and

•	pharmacy revenues of RMB42.3 million ($7.0 million), representing 41.5% of the medical revenues from the hospital business.

Cost of service for the hospital business for the fourth quarter of 2013 was RMB101.7 million ($16.8 million).

Gross profit margin of the hospital business was 10.7% for the fourth quarter of 2013.

As of December 31, 2013, Chang’an Hospital had accounts receivable of RMB41.6 million ($6.9 million), representing days sales outstanding of 32 days. The accounts receivable was mainly from medical revenues covered by various government-sponsored insurance programs. Chang’an Hospital settles the balance with the local social insurance bureau on a periodic basis.

The intangible assets of Chang’an Hospital include prepaid land lease payment, healthcare qualification and oncology operation licenses. The resulting amortization expense in the fourth quarter of RMB1.3 million ($0.2 million) was included in Chang’an Hospital’s cost of revenue and operating expenses.

Chang’an Hospital treated 151,695 outpatients and 8,156 inpatients for the fourth quarter of 2013. The average bed utilization rate for the fourth quarter of 2013 was 96.1%. The average days of hospital stay was 9.9 days per patient for the fourth quarter of 2013. Chang’an Hospital operated 1,015 beds as of December 31, 2013.

Fiscal 2013 Full Year Results

Total net revenues in 2013 were RMB974.6 million ($161.0 million), representing a 47.1% increase from RMB662.3 million in 2012, of which Network revenues were RMB557.1 million, Chang’an Hospital’s net revenues were RMB417.5 million.

Cost of revenues in 2013 was RMB587.0 million ($97.0 million), representing a 74.1% increase from RMB337.2 million in 2012.

Gross profit margin in 2013 was 39.8%, compared to 49.1% in 2012. This decrease reflected the consolidation of the financial results of Chang’an Hospital for the full year of 2013, which has a lower gross margin than the network business. The gross margin for the network business and hospital business was 59.8% and 13.1%, respectively.

Selling expenses in 2013 were RMB107.8 million ($17.8 million), representing a 100.0% increase from RMB53.9 million in 2012. Selling expenses as a percentage of total net revenues increased to 11.1% in 2013 from 8.1% in 2012. The increase was primarily due to higher selling expenses related to promoting new centers by the company during 2013.

General and administrative expenses in 2013 were RMB105.1 million ($17.4 million), representing a 46.5% increase from RMB71.8 million in 2012. General and administrative expenses as a percentage of total net revenues is 10.8% in 2013, compared to 10.8% in 2012.

Operating income in 2013 was RMB174.7 million ($28.9 million), a 15.4% decrease from RMB206.6 million in 2012 mainly due to higher selling expenses in 2013. Operating income excluding share-based compensation expenses (non-GAAP) in 2013 was RMB185.0 million ($30.6 million), representing a 15.5% decrease from 2012.

Net income in 2013 was RMB93.7 million ($15.5 million). Both basic and diluted earnings per ADS for 2013 amounted to RMB1.96 ($0.32).

Net income excluding share-based compensation expenses and bad debt provision (non-GAAP) in 2013 was RMB104.0 million ($17.2 million). Both basic and diluted earnings per ADS excluding share-based compensation expenses and bad debt provision (non-GAAP) in 2013 were RMB2.19 ($0.36).

Adjusted EBITDA (non-GAAP) was RMB396.7 million ($65.5 million) in 2013, representing a 5.7% increase from RMB375.4 million in 2012.

Share-based compensation expenses, which were allocated to related operating expense items, were RMB8.8 million ($1.5 million) in 2013, compared to RMB9.1 million in 2012.

Income tax expense in 2013 was RMB75.6 million ($12.5 million), compared to an income tax expense of RMB62.2 million in 2012. The effective tax rate for 2013 was 44.7% as compared to 31.6% in 2012.

As of December 31, 2013, the Company had total Property, plant & equipment, net valued at RMB1,492.6 million ($246.6 million), cash and cash equivalents of RMB283.0 million ($46.8 million), and restricted cash of RMB422.1 million ($69.7 million).

Capital expenditures were RMB159.8 million ($26.4 million) in 2013, compared to RMB491.9 million in 2012.

As of December 31, 2013, the Company had bank credit lines totaling RMB2,513 million (US$415.1 million), of which RMB1,004 million ($165.8 million) were utilized.

Accounts receivable was RMB307.5 million ($50.8 million) as of December 31, 2013, compared to RMB210.3 million as of December 31, 2012. Days sales outstanding (DSO) was approximately 97 days in 2013 down from 125 days in 2012. The improved DSO was mainly due to the strengthened efforts during 2013 to accelerate collection from hospital partners, as well as the shorter DSO of Chang’an Hospital.

As of December 31, 2013, the Company had 18.8 million ADSs outstanding, representing 56.4 million ordinary shares, The weighted average number of ordinary shares outstanding was 135,077,172.

2014 Outlook

For the whole year of 2014, the Company expects earnings in the range of $0.45 to $0.50 per ADS, or $20.3 million to $22.5 million in Net Income Attributable to Ordinary Shareholders. This forecast reflects CCM’s current and preliminary view, which is subject to change.

Finally, the Company is targeting to start construction of one specialty oncology hospital in 2014.

Conference Call Information

Concord Medical’s management will hold an earnings conference call at 8:00 a.m. Eastern Daylight Time on April 1, 2014 (8:00 p.m. Beijing/Hong Kong time on April 1, 2014).

Dial-in details for the earnings conference call are as follows:

U.S. Toll Free: 1-866-519-4004

International: 65-67239381

U.K. Toll Free: 08082346646

China Toll Free: 400-620-8038 / 800-819-0121

Hong Kong Toll Free: 800-930-346

Passcode: CCM

A replay of the conference call may be accessed by phone at the following numbers for 7 days:

U.S. Toll Free: 1-855-452-5696

International: +61-2-8199-0299

Conference ID: 12998405

Additionally, a live and archived webcast of this conference call will be available at http://ir.concordmedical.com/.

About Concord Medical

Concord Medical Services Holdings Limited operates the largest network of radiotherapy and diagnostic imaging centers in China, measured by revenues and the number of centers in operation. As of December 31, 2013, the Company operated a network of 144 centers with 81 hospital partners that spanned 55 cities and 25 provinces and administrative regions in China. Under long-term arrangements with top-tier hospitals in China, Concord Medical provides radiotherapy and diagnostic imaging equipment and manages the daily operations of these centers, which are located on the premises of its hospital partners. The Company also provides ongoing training to doctors and other medical professionals in its network of centers to ensure a high level of clinical care for patients. For more information, please see http://ir.concordmedical.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. In particular, many of the statements from management in this press release and the section under “Outlook for Full Year 2012” are forward-looking in nature. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Such factors include: the number of new radiotherapy and diagnostic imaging centers opened; the increase in the number of patients in existing centers; the establishment of specialty cancer hospitals; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government; and technological or therapeutic changes affecting the field of cancer treatment and diagnostic imaging. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The Company’s independent auditors are in the process of completing an audit of the Company’s U.S. GAAP financial statements for 2013. These unaudited 2013 numbers disclosed in this announcement are, therefore, subject to change.

About Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), Concord Medical uses certain non-GAAP measures. The Company presents certain of its financial information that is adjusted from results based on GAAP to exclude the impact of share-based compensation expense. The Company believes excluding share-based compensation expense from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. Concord Medical also believes these non-GAAP measures excluding share-based compensation expense are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. In addition, Concord Medical also presents the non-GAAP measure of Adjusted EBITDA, which is defined in this announcement as net (loss) income plus interest, taxes, depreciation and amortization, share-based compensation expenses and other adjustments. Other adjustments include change in fair value of convertible notes, foreign exchange loss and other income. Furthermore, Adjusted EBITDA eliminates the impact of items that the Company does not consider indicative of the performance of its network of centers. The Company believes investors will similarly use Adjusted EBITDA as one of the key metrics to evaluate its financial performance and to compare its current operating results with corresponding historical periods and with other companies in the healthcare services industry. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

For more information, please contact:

Concord Medical Services

Mr. Adam J. Sun (Chinese and English)

+86-10-5957-5266

adam.sun@concordmedical.com

Mr. Ting Jia (Chinese and English)

+86-10-5903-6688 (ext. 809)

ting.jia@concordmedical.com

Ms. Gloria Huang (Chinese and English)

+86-10-5903-6688 (ext. 639)

gloria.huang@concordmedical.com

ICR Inc.

In China:

Ms. Rene Jiang

+86-10-6583-7521

rene.jiang@icrinc.com

In the United States:

Mr. William Zima

+1-203-682-8233

William.Zima@icrinc.com

Concord Medical Services Holdings Co., Ltd.

Consolidated Balance Sheets

(in thousands)

	December 31, 2012 (*)	December 31, 2013
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash	75,382	283,033	46,754
Restricted cash, current portion	284,047	422,140	69,733
Accounts receivable	210,307	307,526	50,800
Inventories	8,681	19,717	3,257
Prepayments and other current assets	67,472	110,180	18,200
Amount due from related parties	1,200	10,265	1,696
Net investments in direct financing leases, current portion	89,451	128,814	21,279
Deferred tax assets, current portion	16,593	10,702	1,768
Loan to a non-controlling shareholder of a subsidiary	100,000	—	—

Total current assets	853,133	1,292,377	213,487

Non-current assets
Property, plant and equipment, net	1,522,920	1,492,573	246,555
Goodwill	292,885	292,885	48,381
Intangible assets, net	146,512	116,843	19,301
Deposits for non-current assets	162,938	76,669	12,665
Net investments in direct financing leases, non-current portion	171,545	199,467	32,950
Deferred tax assets, non-current portion	18,110	17,721	2,927
Equity method investments	230,589	217,413	35,914
Other non-current assets	114,758	86,847	14,346
Prepaid land lease payments	90,124	140,201	23,160
Indemnification assets	61,706	59,518	9,832
Loan to a non-controlling shareholder of a subsidiary	—	93,410	15,430

Total non-current assets	2,812,087	2,793,547	461,461

Total assets	3,665,220	4,085,924	674,948

LIABILITIES AND EQUITY
Current liabilities
Short-term bank borrowings	383,083	487,964	80,606
Long-term bank borrowings, current portion	191,473	273,310	45,148
Accounts payable	100,563	149,209	24,648
Accrual for purchase of property, plant and equipment	40,691	49,741	8,217
Obligations under capital leases, current portion	2,117	—	—
Accrued expenses and other liabilities	92,040	136,664	22,575
Income tax payable	22,433	46,356	7,657
Deferred revenue, current portion	18,975	15,668	2,588
Amount due to related parties, current portion	5,910	3,217	531
Deferred tax liability, current portion	2,248	2,435	402
Total current liabilities	859,533	1,164,564	192,372

Non-current liabilities
Long-term bank borrowings, non-current portion	300,901	324,974	53,682
Deferred tax liabilities, non-current portion	35,683	32,891	5,433
Accrued unrecognized tax benefits and surcharges, non-current portion	67,719	67,719	11,186
Other long-term liabilities	34,646	32,769	5,413
Amount due to related parties, non-current portion	26,828	26,828	4,432

Total non-current liabilities	465,777	485,181	80,146

Total liabilities	1,325,310	1,649,745	272,518

Commitments and contingencies
EQUITY
Ordinary shares	105	105	17
Treasuary stock	(5)	(5)	(1)
Additional paid-in capital	2,517,496	2,520,338	416,330
Accumulated other comprehensive loss	(16,955)	(15,283)	(2,522)
Accumulated deficit	(469,055)	(380,700)	(62,887)

Total Concord Medical Services Holdings Limited shareholders’ equity	2,031,586	2,124,455	350,937
Non-controlling interests	308,324	311,724	51,493

Total equity	2,339,910	2,436,179	402,430

Total liabilities and equity	3,665,220	4,085,924	674,948

(*)	Amounts for the year ended December 31, 2012 were derived from the December 31, 2012 audited consolidated financial statements.

Concord Medical Services Holdings Limited

Consolidated Statements of Income

(in thousands, except per ADS data)

	For The Three Months Ended			For The Twelve Months Ended
	December 31, 2012 (*)	December 31, 2013		December 31, 2012 (*)	December 31, 2013
	RMB	RMB	US$	RMB	RMB	US$
		(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
Revenues, net of business tax, value-added tax and related surcharges
Network	107,438	168,714	27,870	465,040	557,066	92,021
Hospital-medicine income	40,846	51,691	8,539	89,813	180,130	29,755
Hospital-medical service income	64,741	62,240	10,281	107,496	237,381	39,213

Total net revenues	213,025	282,645	46,690	662,349	974,577	160,989

Cost of revenues
Network	(38,488)	(57,809)	(9,549)	(169,905)	(224,062)	(37,012)
Hospital-medicine cost	(39,721)	(42,265)	(6,982)	(76,590)	(151,920)	(25,095)
Hospital-medical service cost	(50,484)	(59,456)	(9,821)	(90,709)	(210,967)	(34,849)

Total cost of revenues	(128,693)	(159,530)	(26,352)	(337,204)	(586,949)	(96,956)

Gross profit	84,332	123,115	20,338	325,145	387,628	64,033

Operating expenses
Selling expenses	(17,761)	(41,080)	(6,786)	(53,911)	(107,842)	(17,814)
General and administrative expenses	(14,844)	(31,582)	(5,217)	(71,754)	(105,114)	(17,364)
Asset impairment	(3,360)	—	—	(3,360)	—	—
Other operating income	9,000	—	—	10,433	—	—

Operating income	57,367	50,453	8,335	206,553	174,672	28,855
Interest expenses	(5,342)	(6,432)	(1,062)	(16,255)	(37,527)	(6,199)
Foreign exchange losses, net	(425)	(297)	(49)	(101)	767	127
Loss on (gain from) disposal of equipment	393	(254)	(42)	(1,072)	(1,235)	(204)
Interest income	1,781	1,909	315	5,895	16,412	2,711
Share of profit of equity investee	1,790	2,211	365	1,790	15,521	2,564
Other (expense) income	(286)	280	46	(144)	608	100

Income before income taxes	55,278	47,870	7,908	196,666	169,218	27,954
Income tax expenses	(23,560)	(34,431)	(5,688)	(62,186)	(75,561)	(12,482)
Net income	31,718	13,439	2,220	134,480	93,657	15,472

Net (loss) income attributable to non-controlling interests	(79)	308	51	3,649	5,302	876

Net income attributable to Concord Medical Services Holdings Limited’s shareholders	31,797	13,131	2,169	130,831	88,355	14,596

Earnings per ADS
Basic /Diluted	0.70	0.29	0.05	2.84	1.96	0.32

Weighted average number of ADS outstanding:
Basic /Diluted	45,297,669	44,945,433	44,945,433	46,070,392	45,025,724	45,025,724

(*)	Certain amounts in the prior year quarterly financial information are being reclassified for comparison purposes.

Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures (*) (in RMB thousands, unaudited)

	For the three months ended December 31, 2012			For the three months ended December 31, 2013			Twelve months ended December 31, 2012			Twelve months ended December 31, 2013
	GAAP Measure	Adjustment	Non-GAAP Measure	GAAP Measure	Adjustment	Non-GAAP Measure	GAAP Measure	Adjustment	Non-GAAP Measure	GAAP Measure	Adjustment	Non-GAAP Measure
Operating income	57,367	5,567	62,934	50,453	3,631	54,084	206,553	12,444	218,997	174,672	10,337	185,009
Net income	31,718	5,567	37,285	13,439	3,631	17,070	134,480	12,444	146,924	93,657	10,337	103,994
Basic earnings per ADS	0.70	0.12	0.82	0.29	0.08	0.37	2.84	0.27	3.11	1.96	0.23	2.19
Diluted earnings per ADS	0.70	0.12	0.82	0.29	0.08	0.37	2.84	0.27	3.11	1.96	0.23	2.19

(*)	The adjustment is share-based compensation and bad debt provision

Reconciliation from net income to adjusted EBITDA(*) (in RMB thousands, unaudited)

	For the three months ended December 31, 2012	For the three months ended December 31, 2013	Twelve months ended December 31, 2012	Twelve months ended December 31, 2013
Net income	31,718	13,439	134,480	93,657
Interest expenses, net	3,561	4,523	10,360	21,115
Income tax expenses	23,560	34,431	62,186	75,561
Depreciation and amortization	44,829	50,408	157,200	195,909
Share-based compensation	2,207	2,098	9,084	8,804
Bad debt provision	—	1,533	—	1,533
Other impairment loss	3,360	—	3,360	—
Other adjustments	(318)	(271)	(1,317)	140

Adjusted EBITDA	108,917	106,161	375,353	396,719

(*)	Definition of adjusted EBITDA: Adjusted EBITDA is defined as net income plus interest, taxes, depreciation and amortization, share-based compensation expenses, bad debt provision, fixed asset impairment, and other adjustments. Other adjustments include foreign exchange loss, gain/(loss) from disposed of PPE and other income or expense.